July 13, 2023

VIA EDGAR

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Royalty Pharma plc

Form 10-K for the period ended December 31, 2022

Filed February 15, 2023

File No. 001-39329

Dear Ms. Parikh and Mr. Vaughn,

This letter responds to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in the Staff’s letter to Terrance Coyne, Chief Financial Officer of Royalty Pharma plc (the “Company”), dated June 28, 2023, regarding the above-referenced filing. For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response.

Form 10-K for the period ended December 31, 2022

Non-GAAP Financial Results, page 68

1.	In order to get a better understanding of your non-GAAP measures and presentation, please address the following in your response and in proposed revised disclosure as applicable:

•

As Total royalty receipts does not appear to be the most directly comparable GAAP basis measure for your non-GAAP measures, please tell us how your presentation complies with Item 10(e)(1)(i)(B) of Regulation S-K.

•

On page 53, you state that Adjusted EBITDA, which is derived from Adjusted Cash Receipts, is used by your lenders to assess your ability to meet your financial covenants. You also note on page 73 that Adjusted EBITDA is critical to the assessment of the company’s liquidity. In this regard in future filings,

•	relocate your presentations of Adjusted EBITDA to your Liquidity and Capital Resources section, and

•	revise the presentation for the calculation of Adjusted EBITDA to more strictly reflect its definition as found in the credit agreement.

Refer to Question 102.09 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Response:

In response to the Staff’s comment in the first bullet of Comment 1 regarding the most directly comparable GAAP basis measure for the Company’s non-GAAP measures, the Company respectfully advises the Staff that, as disclosed in the second sentence of the penultimate paragraph on page 53 and in the last sentence of the last paragraph on page 68 of its Form 10-K, the Company believes that Net cash provided by operating activities serves as the most directly comparable GAAP basis measure for each of its non-GAAP measures. The Company reconciles its non-GAAP financial measures to Net cash provided by operating activities in accordance with Item 10(e)(1)(i)(B) of Regulation S-K on page 74 of its Form 10-K (which will be moved as provided in next paragraph). In response to the Staff’s comment, the Company will also move the table showing total royalty receipts, which appears on page 70 of its Form 10-K, to follow such non-GAAP reconciliations.

In response to the Staff’s comment in the first sub-bullet under the second bullet of Comment 1 regarding the use of Adjusted EBITDA, the Company respectfully advises the Staff that, in future filings, the Company will relocate the disclosure in the Non-GAAP Financial Results section found on pages 68-75 of its Form 10-K to the Sources of Capital subsection of the Liquidity and Capital Resources section.

In response to the Staff’s comment in the second sub-bullet under the second bullet of Comment 1 regarding the calculation of Adjusted EBITDA, the Company respectfully advises the Staff that it believes that the calculation of Adjusted EBITDA strictly follows the definition of Consolidated EBITDA in the Credit Agreement (please see Exhibit A for the definition of Consolidated EBITDA in the Credit Agreement). In future filings, the Company will also update its disclosures to clarify that the definition of Adjusted EBITDA used by the Company is the same as the definition of Consolidated EBITDA in the Credit Agreement.

The Company acknowledges the Staff’s comment in the last sentence of Comment 1 regarding Question 102.09 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures (“Question 102.09”) and respectfully advises the Staff that the Company believes the covenants in the Credit Agreement related to Consolidated EBITDA are material terms of the Credit Agreement and information about these covenants related to Consolidated EBITDA in the Credit Agreement is material to an investor’s understanding of the Company’s liquidity. The Company also notes that, consistent with the considerations discussed in Question 102.09, it has disclosed the material terms of the Credit Agreement, the covenant ratios and the impact of noncompliance on pages 73 and 119 of the Company’s Form 10-K.

2.	With regards to each of your reconciliations provided on page 74, please address the following:

•

Explain the apparent inconsistencies with regards to certain reconciling items in your non-GAAP measures. For example, we note that you present proceeds from available for sale debt securities as a reconciling item however you do not include purchases of available for sale debt securities in the reconciliation.

•	In addition, certain adjustments to these non-GAAP liquidity measures appear to be inconsistent with Item 10(e)(1)(ii)(A) of Regulation S-K. Please advise.

•

With regards to your non-GAAP measure, Adjusted Cash Flow, please more clearly explain what this measure represents and how you determined its presentation complies with Item 10(e)(1)(i)(C) of Regulation S-K.

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Response:

In response to the Staff’s comment in the first bullet of Comment 2 regarding certain reconciling items in its non-GAAP measures, the Company respectfully advises the Staff that the definition of Consolidated EBITDA in the Credit Agreement1 includes all cash receipts from Royalty Assets in the Company’s Consolidated Statements of Cash Flows, whether classified as operating or investing activities, which includes proceeds from available for sale debt securities (please see Exhibit A for the definition of Royalty Assets in the Credit Agreement). Consistent with the Credit Agreement, the Company includes an adjustment to reflect the addition of proceeds from available for sale debt securities when reconciling Net cash flows from operating activities to Adjusted EBITDA. The Company does not include outflows related to the purchases of available for sale debt securities as these amounts are not included in the definition of Consolidated EBITDA in its Credit Agreement. In addition, this reconciling adjustment, which the Company makes in all of its non-GAAP measures, does not include “charges or liabilities that required, or will require, cash settlement…” and, as such, the Company respectfully advises the Staff that it believes this adjustment complies with Item 10(e)(1)(ii)(A).

The Company’s business model is different from that of traditional operating companies in the biopharmaceutical industry. The Company uses the cash generated by its existing royalty streams to fund investments in new royalty streams and believes that showing the sources of cash that are described in its non-GAAP measures are critical for investors to understand its ability to execute on its strategy. Adjusted Cash Receipts enables investors to better analyze the Company’s liquidity and long-term growth prospects by providing a more granular presentation of the underlying cash generation of its royalty investments. Adjusted Cash Flow, which reflects cash receipts less cash charges, allows investors to understand the cash available to the Company to make new royalty investments or for other discretionary purposes. The Company does not include outflows associated with purchases of available for sale debt securities in its non-GAAP measures because these are uses of capital, rather than sources of capital. Relocating non-GAAP measures into the Sources of Capital subsection of the Liquidity and Capital Resources section as discussed in response to Comment 1 will make it clearer to investors that its non-GAAP measures reflect the Company’s ability to successfully operate its business by generating capital to fund investments in royalty-generating assets, debt repayments, dividends and other discretionary investments.

In response to the Staff’s comment in the second bullet of Comment 2 regarding certain adjustments in its non-GAAP liquidity measures, the Company acknowledges that the reconciliation from Net cash from operating activities to Adjusted EBITDA, including its calculation of Adjusted Cash Receipts to arrive at Adjusted EBITDA, adds back certain “charges or liabilities that required, or will require, cash settlement. …” However, such reconciling adjustments are required under the definition of Consolidated EBITDA2 in the Credit Agreement. Further, Payments for operating and professional costs, a component of Consolidated EBITDA, is calculated primarily as a fixed percentage of the Company’s Adjusted Cash Receipts under the terms of the Company’s management agreement with its external manager. Information about how to calculate Consolidated EBITDA, as well as the Company’s calculation of Adjusted Cash Receipts, are material to an investor’s understanding of the Company’s liquidity. Therefore, the Company respectfully advises the Staff that it believes that the presentation of these adjustments is consistent with the guidance provided in Question 102.09.

[1]

As noted above, the Company’s calculation of Adjusted EBITDA strictly follows the definition of Consolidated EBITDA in the Credit Agreement (please see Exhibit A for the definition of Consolidated EBITDA in the Credit Agreement).

[2]	See footnote 1.

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

In further response to the Staff’s comment in the second bullet of Comment 2 regarding certain adjustments in its non-GAAP liquidity measures, the Company respectfully advises the Staff that the Company also does not exclude any “charges or liabilities that required, or will require, cash settlement” in Adjusted Cash Flow.

In response to the Staff’s comment in the third bullet of Comment 2 regarding the Company’s presentation of Adjusted Cash Flow and how such presentation complies with Item 10(e)(1)(i)(C) of Regulation S-K, the Company respectfully advises the Staff that Adjusted Cash Flow is one of the key attributes that attracts potential investors to its business. In response to the Staff’s comment, the Company will enhance its disclosure in future filings to more clearly explain that Adjusted Cash Flow reflects cash generated from the Company’s core business strategy of acquiring royalty-generating assets that generate cash flow that is available for reinvestment and for discretionary purposes. More specifically, in future filings, the Company will revise its disclosure on pages 69 and 72 of its Form 10-K as follows: “Our operating performance is a function of our liquidity. Adjusted Cash Flow provides meaningful information about our operating performance because one of our core business strategies is to generate consistent cash flows that can be redeployed into new royalty investments. Adjusted Cash Flow is defined as core cash collections less cash charges, including net interest paid, and reflects management’s ability to successfully operate the business and generate cash flow. Tracking Adjusted Cash Flow over time helps to identify underlying trends in the business and permits management and investors to better understand our performance. Management uses Adjusted Cash Flow for decision-making purposes related to the funding of investments in royalty-generating assets, debt repayments, dividends and other discretionary investments.”

If you have any additional questions or comments, please do not hesitate to contact me at tcoyne@royaltypharma.com or (212) 883-2276.

Very truly yours,

/s/ Terrance Coyne

Executive Vice President and Chief Financial Officer

cc:	Via E-mail

Pablo Legorreta, Founder and Chief Executive Officer

George Lloyd, Executive Vice President, Investments and Chief Legal Counsel

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Exhibit A – Definitions in the Credit Agreement

“Consolidated EBITDA” is defined in the credit agreement as “(i) total consolidated cash royalty receipts and milestone payment receipts in respect of Royalty Assets, plus (ii) any other payments received in respect of Royalty Assets (other than asset sale proceeds), plus (iii) any payments received in respect of strategic alliances, life sciences research agreements or other similar agreements or arrangements, plus (iv) the net cash amount of any payments received and made in such period in respect of Swap Agreements entered into for the purpose of hedging foreign exchange risk … minus (v) total consolidated cash operating payments … (before interest payments and tax payments…), minus (vi) amounts included in the preceding clauses (i), (ii), (iii) or (iv) paid or distributed by a Subsidiary of the Borrower to non-controlling interests. …”

“Royalty Assets” is defined in the credit agreement as “(i) intellectual property (including patents) related to, or contractual rights to income derived from the sales of, or revenues generated by, pharmaceutical, medical, health care and/or biopharmaceutical products, processes, devices, or enabling or delivery technologies that are protected by patents, governmental or other regulations or otherwise by contract, and/or (ii) the securities of entities that hold, directly or indirectly, such interests including, without limitation, securities convertible into the foregoing, and any securities investments or contracts that may provide a hedge for such investments.”

The Company collectively refers to clauses (i), (ii), (iii) and (iv) in the definition of Consolidated EBITDA as “total royalty receipts” and clauses (i), (ii), (iii), (iv) and (vi) in the definition of Consolidated EBITDA as “Adjusted Cash Receipts.”

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